                                    FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                        REPORT OF FOREIGN PRIVATE ISSUER


                        PURSUANT TO RULE 13A-16 OR 15D-16
                     OF THE SECURITIES EXCHANGE ACT OF 1934


For the month of January, 2002


                                Soft Care EC Inc.


                            107 - 980 West 1st Street
                               North Vancouver, BC
                                     V7P 3N4


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                        Form 20-F [X]... Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                    Yes .....  No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

DESCRIPTION OF FILED INFORMATION:
Press Release Dated January 17, 2002


                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                     SoftCare EC Inc.
                                                     (Registrant)

Date :   24 January 2002                             By: /S/ Martyn Armstrong
                                                     ------------------------
                                                         President & CEO

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                                                       SHARES ISSUED: 17,778,617
                                                       FULLY DILUTED: 23,253,189
                                                               SYMBOLS: SCE-CDNX
                                                                       SFCEF-OTC
                                                                        NR-02-02

EC------------------------------------------------------------------------------
Softcare


                     SOFTCARE STRENGTHENS ITS ADVISORY BOARD
                     ---------------------------------------

NORTH VANCOUVER, BRITISH COLUMBIA, JANUARY 24, 2002 - SoftCare EC Inc. (CDNX:SCE, OTC:SFCEF), www.softcare.com is pleased to announce the appointment of Ms. Bobbin H. Teegarden to our Advisory Board. Bobbin Teegarden is a seasoned business executive , former CTO and VP of Technology as well as Advanced Development Engineer, with four startups under her belt, backed by 20+ years of business management, technology engineering and consulting experience. She created and managed engineering and Advanced Development Groups, prototyping new technologies to integrate evolving e-Business offerings. Her experience includes mentoring architects, managing projects, re-designing businesses, and advising startups. Bobbin has designed and delivered innovative Object Oriented (OO) b2b and e-Commerce applications, worldwide networks, advanced development prototypes, AI agents and operating system software. Bobbin also helped pioneer early standards like ISO networks, early CORBA, and now ebXML.

Former companies include EFueler.com, Qpass, WebMethods/Active Software (a leading provider of integration software services with 2001 sales of over $200 million and 700 customers world wide) , Deloitte & Touche, CSC Consulting, and Digital Equipment/DEC (purchased by Compaq). The management consulting side of her career evolved from financial consulting for clients at Citibank, to Deloitte & Touche as 'the first woman Management Consultant', to CSC Consulting in business use of applied OO, AI, and Advanced Development technologies.

"SOFTCARE HAS CREATED AN EXCITING AND VALUABLE TECHNOLOGY FOR THE EMERGING WEB-BASED E-BUSINESS MARKET PLACE AND IS WELL POSITIONED TO TAKE A LEADING ROLE IN DEFINING THE NEW E- BUSINESS ECONOMY," SAID MS. TEEGARDEN.

Bobbin holds a degree in Philosophy from Sarah Lawrence College, and has held board positions for the MIT Enterprise Forum, and is currently a Special Advisor to Convergent Technology Group. She is co-author of an OO patterns book called Cognitive Patterns (Cambridge University Press). Her passion is applied chaos/complexity, intelligent agents and bots, and entropic intelligence, which she sees as the current state of the world.

SoftCare develops business relationship management software allowing companies to conduct business-to-business e-commerce and the creation of B2B industry portals. Our e-business management software is open and scaleable allowing for the integration with existing and future technologies, lowering operating costs and streamlining the supply chain while delivering benefits to all business e-trading relationships.


On behalf of the Board of Directors,


/s/ Martyn A. Armstrong
----------------------------
Martyn A. Armstrong
President and CEO


FOR MORE INFORMATION CONTACT:

Corporate Communications
Clive Massey
SoftCare EC Inc
888 763 8227 toll free
604 983 8083 tel
604 983 8056 fax
cmassey@softcare.com
--------------------



Information in this release may involve expectations, beliefs, plans, intentions or strategies regarding the future. These forward-looking statements involve risks and uncertainties. All forward-looking statements included in this release are based upon information available to SoftCare EC Inc. as of the date of the release, and SoftCare assume no obligation to update any such forward-looking statement. The statements in this release are not guarantees of future performance and actual results could differ materially from our current expectations. Numerous factors could cause or contribute to such differences. Some of the factors and risks associated with SoftCare EC Inc.'s business are discussed in its registration statement on Form 20F effective with the Securities and Exchange Commission on Dec. 22, 2000, and in the other reports filed by it from time to time with the SEC and on SEDAR.